06009681

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66816

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/18/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EHY Securities (USA), LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1114 Avenue of the Americas, second floor
(No and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Marshall — (212) 479-5782
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT

KPMG, LLC
(Name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Johannes Boeckmann** and **John Marshall** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **EHY Securities (USA), LLC**, as of **December 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: None.

Signature

President
Title

Signature

Financial and Operations Principal
Title

2/27/06
Notary Public

LARRY S. CANDIDO
Notary Public, State of New York
No. 31-4795696
Qualified in Westchester County
Commission Expires July 31, ~~19~~ 2009

This report contains (check all applicable boxes):

X	(a) Facing Page.
X	(b) Statement of Financial Condition.
X	(c) Statement of Income (Loss).
X	(d) Statement of Changes in Financial Condition.
X	(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
	(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	(g) Computation of Net Capital.
X	(h) Computation for Determination of Reserve Requirements Pursuant to Rule 1503-3.
	(i) Information Relating to the Possession or Control Requirements Under Rule I 5c3-3.
	(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l) An Oath or Affirmation.
	(m) A copy of the SIPC Supplemental Report.
X	(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of cerium', portions r,f this filing, see section 240.17o-5(e)(3).*

KPMG

EHY SECURITIES (USA), LLC

(A Wholly Owned Subsidiary of Eurohypo Aktiengesellschaft)

Statement of Financial Condition

December 31, 2005

(With Independent Auditors' Report Thereon)

EHY SECURITIES (USA), LLC
(A Wholly Owned Subsidiary of Eurohypo Aktiengesellschaft)

Table of Contents

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition as of December 31, 2005	2
Notes to the Statement of Financial Condition	3-4
Supplemental Report	
Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	5-6

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
EHY Securities (USA), LLC:

We have audited the accompanying statement of financial condition of EHY Securities (USA), LLC (the Company), a wholly owned subsidiary of Eurohypo Aktiengesellschaft, as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of EHY Securities (USA), LLC as of December 31, 2005, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2006

EHY SECURITIES (USA), LLC
(A Wholly Owned Subsidiary of Eurohypo Aktiengesellschaft)

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	185,221
Due from affiliated company		10,358
Prepaid expenses		2,065
Total assets	$	197,644

Liabilities and Members' Equity

Accrued expenses	$	10,827
Total liabilities		10,827
Commitments and contingent liabilities		
Members' equity:		
Paid-in-capital		200,000
Retained deficit		(13,183)
Total members' equity		186,817
Total liabilities and members' equity	$	197,644

See accompanying notes to statement of financial condition.

(1) Nature of Operations and Organization

EHY Securities (USA), LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a nonclearing member of the National Association of Securities Dealers, Inc. The Company is a limited liability company that was formed under the Delaware Limited Liability Company Act, as amended pursuant to the filing of a certificate of formation with the Secretary of State of the State of Delaware on January 18, 2005. The Company is a direct, wholly owned subsidiary of Eurohypo Aktiengesellschaft (the Parent), a bank organized under the laws of Germany.

The Company's business consists primarily of advisory, asset and securities valuation, marketing, placement agency, and securities distribution services. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

The Company is based in the United States and conducts business from its office in New York City. The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had operated as an unaffiliated entity.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of deposits in bank accounts. Highly liquid money market investments and short-term investments that are readily convertible into known amounts of cash, with original maturities of less than three months are considered to be cash equivalents.

Income Taxes

As a single member limited liability company, the Company is not responsible for reporting for income tax purposes. Pursuant to an agreement between the Parent's U.S. branch, Eurohypo AG, New York Branch (the Branch) and the Company, the Company's results are incorporated into the income tax returns of the Branch. Once the 2005 final tax returns are filed, the Branch will reimburse the Company for the amount of the allocation.

Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107, Disclosures About Fair Value of the Financial Instruments, requires that all entities disclose the fair value of financial instrument, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. Currently all of the Company's financial instruments, are carried at, or approximate fair value.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 8 to 1. The Company calculates its minimum net capital requirement under the basic method. The actual minimum net capital requirement is the greater of the calculated amount or $50,000. At December 31, 2005, the Company had net capital of $174,394, which was $124,394 in excess of its minimum required net capital of $50,000.

(4) Related Party Transactions

During the normal course of business, the Branch provides financial, legal and compliance, and operational support to the Company.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
EHY Securities (USA), LLC:

In planning and performing our audit of the financial statements and supplemental schedules of EHY Securities (USA), LLC (the Company), a wholly owned subsidiary of Eurohypo Aktiengesellschaft, for the period from January 18, 2005 to December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g) in making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences as required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2006